FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 1 ,2003

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles, S.A. significant event.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, August 1, 2003

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event we hereby inform on the Co-operation Agreement reached among Telefónica Móviles, S.A., Telecom Italia Mobile SpA, Orange S.A. and T-Mobile International AG&CO. KG, (subject to internal corporate approvals of each party), with the aim of creating a global alliance which will enable the parties to improve the international offerings of the members to their respective customers, to assist the members in maximising their efficiency and in their pursuit of excellence and to enhance the care provided to their respective international customers, by offering seamless international mobile services across the markets in which they operate.

At these purposes, please find attached the common Press Release which will be jointly disclosed and distributed by the parties, in relation to the signing of the above referred Co-operation Agreement.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

ORANGE SA, TELEFÓNICA MÓVILES, TIM AND T-MOBILE

UNVEIL FIRST PRODUCTS AND SERVICES

Alliance Members Sign Co-operation Agreement

1 August 2003.    Today, the mobile alliance between Orange SA, Telefónica Móviles, TIM (Telecom Italia Mobile) and T-Mobile announces the delivery of its first products and services that deliver greater choice, flexibility and transparency for business and consumer customers alike. The delivery of the alliance’s first offering coincides with the signing of the Co-operation Agreement between the four founding members, providing the framework for greater co-operation and underlining its commitment to deliver a truly seamless customer experience across its combined geographical footprint.

The new alliance will initially span the European territories of its members and reach over 170 million existing customers, across 15 countries. As the collaboration evolves, it will expand to encompass its members’ global operations, creating one of the world’s largest mobile communities, interacting seamlessly wherever and whenever.

The first products and services will allow pre-paid customers to use their mobiles across more countries than ever. When travelling abroad, customers will be able to access familiar home services such as voicemail or customer service, using simple short-code numbers.

Both GPRS and MMS roaming will also be available across key Western European territories. Customers can access GPRS services such as music downloads or send MMS messages to friends and family across the members’ networks, when travelling in Western Europe. In addition, a phased approach will be taken to the introduction of the pre-paid top-up service, whereby customers can quickly and easily top-up their credit when travelling in member countries.

The founding members are also collaborating to deliver an enhanced service to its corporate customers. Available across TIM, T-Mobile and Telefónica Móviles markets presently and supported by Orange by the end of the year, the VPN (Virtual Private Network) service will allow customers to quickly and simply access their business network, wherever and whenever they like.

The collaboration will facilitate synergies and improve operating efficiencies for its members, allowing it to enhance its customer offering. As the alliance evolves, its members will collaborate on a number of additional areas including equipment and handset development, broadening its offering to customers. The first wave of products and services demonstrates how the alliance will deliver results, with the portfolio of services set to extend, further enhancing its offering to customers.

-ends-

For further information, please call either:

Orange Group media centre on +44 20 7984 2000 or +44 7973 201 911

Telefónica Móviles, Edward Holland, Tel: +34 91 423 4224, +34 91 423 4043, e-mail: holland_e@telefonicamoviles.com

TIM (Telecom Italia Mobile) Gabriele Sciacca Tel: +39 06 3900 2610 / 2499, e-mail: gabriele.sciacca@telecomitalia.it

T-Mobile, Philipp Schindera, Tel: +49 228 9363 1700, e-mail: philipp.schindera@t-mobile.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: August 1 ,2003	By:	/s/ Antonio Viana Baptista
	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer